Exhibit 4.1

AMENDMENT NUMBER ONE

TO

RIGHTS AGREEMENT

Amendment Number One (the “Amendment”), dated as of August 17, 2006, between The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Company”), and American Stock Transfer & Trust Company (“AST”), as rights agent (“Rights Agent”), to that certain Rights Agreement (the “Agreement”), dated as of December 5, 1997, between the parties.

WHEREAS, the Company is unable to identify the current Rights Agent as a result of a series of corporate transactions involving First Union National Bank and its successors; and Section 21 of the Agreement authorizes the Company to appoint a successor Rights Agent if the existing Rights Agent is incapable of acting.

WHEREAS, the Company desires to appoint AST as the successor Rights Agent, and AST desires to accept such appointment.

WHEREAS, Section 26 of the Agreement authorizes the Company and the Rights Agent, if the Company so directs, prior to the Distribution Date (as defined in the Agreement) and subject to the penultimate sentence of such Section 26, to amend any provision of the Agreement without the approval of any holders of certificates representing Common Shares and Rights (each as defined in the Agreement).

WHEREAS, the Board has approved the amendment of the Rights Agreement and the execution and delivery of this Amendment, and all acts necessary to make this Amendment a valid agreement, enforceable according to its terms, have been performed.

NOW, THEREFORE, in consideration of the foregoing recitals, the parties hereby agree and the Agreement is hereby amended as follows:

1.             AST hereby represents and warrants to the Company that (i) it is a corporation organized and doing business under the laws of the State of New York, (ii) it is in good standing under the laws of the State of New York and authorized under such laws to exercise corporate trust powers and is subject to supervision or examination by the applicable State of New York authority and (iii) it has a combined capital and surplus of at least $25 million.

2.             Section 21 of the Agreement is hereby amended to provide that, at the time of appointment, any successor Rights Agent, shall have a combined capital and surplus of $25 million, rather than $50 million.

3.             AST is hereby appointed as Rights Agent.

4.             The second sentence of Section 3(a) of the Agreement is hereby amended and restated in its entirely to read as follows:

“The Board of Directors of the Company may defer the date set forth in clause (ii) of the preceding sentence to a specified later date or to an unspecified later date, each to be determined by action of the Board of Directors of the Company.”.

5.             Clause (3) of Section 11(a)(ii)(A) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(3) shall sell, purchase, lease, exchange, mortgage, pledge, transfer or otherwise dispose (in one or more transactions) to, from or with, as the case may be, the Company or any of its Subsidiaries, assets, including securities, on terms and conditions less favorable to the Company in the reasonable determination of the Board of Directors of the Company than the Company would be able to obtain in arm’s-length negotiation with an unaffiliated third party,”.

6.             Clause (2) of Section 11(a)(ii)(B) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(2) is an acquisition of Common Shares pursuant to a tender offer or an exchange offer for all outstanding shares of Common Stock at a price and on terms determined by the Board of Directors of the Company to be (x) at a price that is fair to shareholders (taking into account all factors which the Board of Directors of the Company deem relevant including, without limitation, prices which could reasonably be achieved if the Company or its assets were sold on an orderly basis designed to realize maximum value) and (y) otherwise in the best interests of the Company and its shareholders, or”.

7.             Section 11(a)(iii) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(iii) In the event that there shall not be sufficient treasury shares or authorized but unissued Common Shares to permit the exercise in full of the Rights in accordance with the foregoing subparagraph (ii), the Company shall take all such action as may be necessary to authorize additional Common Shares for issuance upon exercise of the Rights.  In the alternative, in such an event, if deemed desirable by the Board of Directors of the Company, the Company shall (A) determine the value of the Common Shares which each holder of a Right would have been entitled to receive upon payment of the applicable Purchase Price had there been a sufficient number of authorized but unissued Common Shares to permit the exercise in full of the Rights (except as otherwise provided herein) over the value of the Common Shares that the Company has available for issuance upon exercise of the Rights (the “Spread”), and (B)

make adequate provision to substitute therefor, cash, Common Shares and/or other equity securities of the Company, debt securities of the Company, other assets or any combination of the foregoing (whichever substituted, the “Substitute Consideration”).  Such Substitute Consideration shall have an aggregate value equal to the Spread, where such aggregate value has been determined by the Board of Directors of the Company, as described above.  To the extent that action is taken pursuant to this Section 11(a)(iii), the Company shall provide that such action shall apply uniformly to all outstanding Rights (except as otherwise provided herein) and may suspend the exercisability of the Rights in order to seek any authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to this subsection.  Notwithstanding any other provision in this Agreement, the Company shall not be obligated to pay Substitute Consideration in the event of any exercise of Rights if and to the extent a determination is made by the Board of Directors of the Company, as described above, (xxx) that such payment could be in violation of applicable law, or (yyy) that such payment could result in a decrease in fair market value per Common Share in excess of that which would have occurred if sufficient Common Shares were authorized to permit exercise in full of the Rights in accordance with Section 11(a)(ii) and such Rights were so exercised in full for such Common Shares.”.

8.             Clause (i) of Section 13(d) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(i) such transaction is consummated with a Person or Persons (or a Subsidiary of any such Person or Persons) who acquired Common Shares pursuant to a tender offer or exchange offer for all outstanding Common Shares which was approved by the Board of Directors of the Company in the manner described in Section 11(a)(ii)(B),”.

9.             Section 23(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(a) The Board of Directors of the Company may, at its option, at any time prior to the close of business on the earlier of (x) the tenth day following the Shares Acquisition Date (or such later date as the Board of Directors shall determine, which determination to be made prior to the close of business on the tenth day following the Shares Acquisition Date) and (y) the Final Expiration Date, redeem all but not less than all the then outstanding Rights at a redemption price of $.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the “Redemption Price”).  Notwithstanding anything contained in this Agreement to the contrary, the Rights shall not be exercisable after the first occurrence of an event described in Section 11(a)(ii) until such time as the Company’s right of redemption hereunder has expired.  The Company may, at its option, pay the Redemption Price in cash, shares of Common Shares of the Company (based on the current share market price of such Common Shares at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors of the Company.”.

10.           Section 25 of the Agreement is hereby amended to provide the following Notice address for the Rights Agent:

American Stock Transfer & Trust Company

59 Maiden Lane

New York, NY 10038

Attention: Corporate Trust Department.

11.           The following paragraph is hereby added to the end of Section 26 of the Agreement.

“On a date no later than November 30, 2006 and at least once prior to each successive three year anniversary thereof, a committee composed of non-management members of the Board of Directors of the Company selected by the members of the Board of Directors who have been determined by the Board to be “independent directors” in accordance with NYSE listing standards shall meet to review the terms and conditions of this Agreement, including whether the termination or modification of this Agreement is in the best interest of the Company and its shareholders, and to make a recommendation based on such review to the full Board of Directors of the Company.  Such committee, when reviewing the terms and conditions of this Agreement, shall have the power and authority (x) to set its own agenda and to retain at the expense of the Company its choice of legal counsel, investment bankers and other advisors, and (y) to review all information of the Company and to consider all factors it deems relevant to any such review.”

12.           Section 35 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Section 35.  Determination and Actions by the Board.  The Board of Directors of the Company shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors of the Company or to the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (a) interpret the provisions of this Agreement, and (b) make all calculations and determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not redeem the Rights or to amend the Agreement).  All such actions, calculations, interpretations and determinations (including, for purposes of clause (ii) below, all omissions with respect to the foregoing) which are done, taken or made by the Board in good faith, shall (i) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties, and (ii) not subject the Board of Directors of the Company to any liability to the holders of the Rights.”.

13.           Any and all references to “independent directors” contained in The Summary of Rights to Purchase Common Stock previously distributed to shareholders of record of the Company as of December 31, 1997 and attached as Exhibit B to the Agreement are hereby deemed to be amended to read “Board of Directors”.

14.           Except as expressly amended hereby, the provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and their respective corporate seals to be hereto affixed and attested, all as of the day and year first above written.

/s/ ATTEST	/s/ THE PEP BOYS - MANNY, MOE & JACK

[SEAL]

/s/ ATTEST	/s/ AMERICAN STOCK TRANSFER & TRUST COMPANY

[SEAL]